Exhibit 15

Terence Wesley Hodson
2350 – 1177 W. Hastings St.
Vancouver, BC
V6E 2K3

e-mail address:	thodson@bajamining.com
Phone (business hrs):	(604) 685-2323

CONSENT OF AUTHOR

TO:	United States Securities & Exchange Commission (SEC)

I, Terence Wesley Hodson, P.Geo. do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled, “Technical Report Update”, of the Boleo Project located in Santa Rosalia, Baja California Sur, Mexico and dated March 2, 2010 (the “Technical Report”) and any extracts from or a summary of the Technical Report in the Annual Report on Form 40-F, and the documents incorporated therein by reference, for Baja Mining Corp. and in the Registration Statement on Form F-10 (333-165352) and to the use of my name therein. In addition, I do hereby consent that any extracts from, or a summary of, the Technical Report may be filed with any stock exchange, any other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the publicly accessible company files on their websites.

Dated this 29th day of March, 2010

/s/ Terence Hodson
Terence Wesley Hodson